SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 12)*

ePlus inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

294268107

(CUSIP Number)

Hovde Capital Advisors LLC
1826 Jefferson Place, N.W.
Washington, D.C. 20036
Attn: Richard J. Perry, Jr., Esq.
(202) 822-8117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 294268107
1	NAME OF REPORTING PERSON Eric D. Hovde
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ð (b) ð
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF/AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,962 Shares
		8	SHARED VOTING POWER 1,299,466 Shares
		9	SOLE DISPOSITIVE POWER 40,962 Shares
		10	SHARED DISPOSITIVE POWER 1,299,466 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,340,428 Shares FN1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		ð
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.60% FN1
14	TYPE OF REPORTING PERSON* IN (Individual)

CUSIP NO. 294268107
1	NAME OF REPORTING PERSON Steven D. Hovde
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ð (b) ð
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
		8	SHARED VOTING POWER 61,350 Shares
		9	SOLE DISPOSITIVE POWER 0 Shares
		10	SHARED DISPOSITIVE POWER 61,350 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,350 Shares FN1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		ð
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76% FN1
14	TYPE OF REPORTING PERSON* IN (Individual)

CUSIP NO. 294268107
1	NAME OF REPORTING PERSON Hovde Capital Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ð (b) ð
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
		8	SHARED VOTING POWER 1,239,286 Shares
		9	SOLE DISPOSITIVE POWER 0 Shares
		10	SHARED DISPOSITIVE POWER 1,239,286 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,239,286 Shares FN1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		ð
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.35% FN1
14	TYPE OF REPORTING PERSON* IA (Investment Adviser)

CUSIP NO. 294268107
1	NAME OF REPORTING PERSON Financial Institution Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ð (b) ð
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		ð
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
		8	SHARED VOTING POWER 783,267 Shares
		9	SOLE DISPOSITIVE POWER 0 Shares
		10	SHARED DISPOSITIVE POWER 783,267 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,267 Shares FN1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		ð
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.70% FN1
14	TYPE OF REPORTING PERSON* PN (Partnership)

FN 1.  This Amendment No. 12 (“Amendment No. 12”) to the Schedule 13D is being filed by the Reporting Persons (as defined below) with respect to 1,350,513 shares (the “Reported Shares”) of common stock, par value $0.01 (the “Shares”), of ePlus inc (the “Issuer”), which constitutes approximately 16.73% of the issued and outstanding Shares.  For purposes hereof, the term “Reporting Persons” means Eric D. Hovde, a citizen of the United States (“EDH”), Steven D. Hovde, a citizen of the United States (“SDH”), Hovde Capital Advisors LLC, a Delaware limited liability company (the “Investment Manager”), and Financial Institution Partners Master Fund, L.P., a Cayman Islands limited partnership (“FIP Master Fund”).  As described below, a portion of the Shares are owned directly by the following investment vehicles: Financial Institution Partners II, L.P., a Delaware limited partnership (“FIP II”), Financial Institution Partners III, L.P., a Delaware limited partnership (“FIP III”), and Financial Institution Partners IV, L.P., a Delaware limited partnership (“FIP IV”).  Hovde Capital I, LLC, a Delaware limited liability company (“HC1”) is the general partner of FIP Master Fund. Hovde Capital, L.L.C., an Illinois limited liability company (“HCLLC”) is the general partner of FIP II. Hovde Capital, Ltd., a Nevada limited liability company (“HCLTD”) is the general partner of FIP III. Hovde Capital Limited IV, LLC, a Delaware limited liability company (“HCLTDIV”) is the general partner of FIP IV. EDH is a managing member of the Investment Manager and each of the general partners of FIP Master Fund, FIP II, FIP III, and FIP IV (collectively, the “General Partners”). The General Partners have delegated voting and dispositive power over the Shares to the Investment Manager. The Investment Manager provides investment management services to FIP Master Fund, FIP II, FIP III and FIP IV (“Funds”). In addition, EDH is a trustee to the Hovde Capital Advisors LLC 401(k) Profit Sharing Plan and Trust (“HCPSP”) and the Hovde Private Equity Advisors LLC 401(k) Profit Sharing Plan and Trust (“HPEPSP”). EDH and SDH are managing members of Hovde Acquisition II, L.L.C., a Nevada limited liability company (“HAQ”). EDH and SDH are trustees of the Eric D. and Steven D. Hovde Foundation, an irrevocable trust (the “Foundation”), and SDH is the trustee of the Hovde Financial, Inc. Profit Sharing Plan and Trust, an employee benefits plan (the “Plan”).  SDH has no investment or voting discretion with respect to any of the Shares, other than those that are owned by HAQ, the Foundation and the Plan.

The direct beneficial owners of the Reported Shares are as follows:

EDH: 40,962 Shares;
FIP Master Fund*: 783,267 Shares;
FIP II: 328,719 Shares;
FIP III: 101,405 Shares;
FIP IV: 25,895 Shares;
HAQ: 30,000 Shares;
The Foundation: 21,265 Shares;
The Plan: 10,085 Shares;
HCPSP: 7,766 Shares; and
HPEPSP: 1,149 Shares.

Each of the Reporting Persons disclaims beneficial ownership of the Shares, except to the extent of his or its pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of such Shares for any purpose.

* Financial Institution Partners, L.P., a Delaware limited partnership and Financial Institution Partners, Ltd., a Cayman Islands exempted company, were restructured in 2009 to serve as feeder-funds to FIP Master Fund.

Introduction

                This Amendment No. 12 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the U.S. Securities and Exchange Commission on March 16, 1999 (the “Schedule 13D”) and as amended by Amendment No. 1 on May 7, 1999, Amendment No. 2 on May 5, 2000, Amendment No. 3 on January 22, 2003, Amendment No. 4 on July 2, 2003, Amendment No. 5 on December 2, 2003,  Amendment No. 6 on December 11, 2003, Amendment No. 7 on May 6, 2005, Amendment No. 8 on June 30, 2005, Amendment No. 9 on August 14, 2006, Amendment No. 10 on August 16, 2006, and Amendment No. 11 on November 21, 2006, relating to the Shares. The Schedule 13D is being amended and supplemented to, among other things, reflect changes in the number of Shares beneficially owned by the Reporting Persons. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 1.  Security and Issuer

The Schedule 13D relates to the Shares of the Issuer. The address of the principal executive offices of the Issuer is 13595 Dulles Technology Drive, Herndon, VA 20171-3413.

Item 2.  Identity and Background

(a)           This Schedule 13D is being filed by each of the Reporting Persons: Eric D. Hovde, a citizen of the United States(“EDH”), Steven D. Hovde, a citizen of the United States (“SDH”), Hovde Capital Advisors LLC, a Delaware limited liability company (the “Investment Manager”), and Financial Institution Partners Master Fund, L.P., a Cayman Islands limited partnership (“FIP Master Fund”).

(b)            The business address or principal executive offices for each of the Reporting Persons is 1826 Jefferson Place, N.W., Washington, D.C. 20036, except that the business address for SDH is 1629 Colonial Parkway, Inverness, IL 60067.

(c)           The principal occupation of EDH is to serve as managing member of the Investment Manager.  The principal occupation of SDH is to serve as the President and Chief Executive Officer of Hovde Financial, Inc., an investment banking firm.  The principal business activity of the Investment Manager is to provide registered investment advisory services.  The principal business activity of FIP Master Fund is to invest in securities.

(d)           None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Reporting Persons is set forth above.

Item 3. Source and Amount of Funds or Other Consideration

With respect to the 1,350,513 Shares referred to in this Schedule 13D, which may be deemed to be beneficially owned by the Reporting Persons (the “Reported Shares”), the Direct Owners are the owners of record of the Reported Shares and used that amount of working capital (or personal funds, in the case of individuals) to acquire the Reported Shares as set forth below.  For purposes hereof, the term “Direct Owners” shall mean EDH, the Funds, HAQ, the Foundation, the Plan, HCPSP, and HPEPSP.

EDH: 40,962 Shares; $301,997
FIP MF: 783,267 Shares; $12,243,354
FIP II: 328,719 Shares; $2,826,983
FIP III: 101,405 Shares; $1,271,891
FIP IV: 25,895 Shares; $337,929
HAQ: 30,000 Shares; $263,700
The Foundation: 21,265 Shares; $181,815
The Plan: 10,085 Shares; $68,073
HCPSP: 7,766 Shares; $131,167
HPEPSP: 1,149 Shares; $19,406

None of the Direct Owners used borrowed funds to acquire the Reported Shares.

Item 4.  Purpose of Transaction

The Reporting Persons are filing this Schedule 13D to reflect the increase in the Reporting Persons' relative beneficial ownership of the Issuers' outstanding Shares. The Reporting Persons have acquired the Shares for investment purposes and as set forth below.

Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional Shares of the Issuer from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of Shares of the Issuer from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Person or persons affiliated therewith may also enter into transactions directly with the Issuer with respect to the acquisition or disposition of shares, or otherwise. The Reporting Person or persons affiliated therewith may also formulate other purposes, plans, or proposals regarding the Issuer or the Shares held by the Reporting Persons in addition to those discussed above.

Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer and the Shares, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

Item 5.  Interest in Securities of the Issuer.

(a)           The Reporting Persons may be deemed to beneficially own 1,350,513 Shares, which represents 16.73% of the issued and outstanding Shares, assuming there are 8,072,958 Shares issued and outstanding as of the date hereof, which amount was reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 2010.  Due to the positions described above, the Reporting Persons may be deemed to beneficially own, and may share or have sole power to vote, direct the vote, dispose of, or direct the disposition of, certain of the Reported Shares as follows:

Reporting Person	Shares Beneficially Owned	Percent of Outstanding	Sole Power	Shared Power
EDH	1,340,428 Shares	16.60	40,962	1,299,466 Shares
SDH	61,350 Shares	.76	-	61,350 Shares
Investment Manager	1,239,286 Shares	15.35	-	1,239,286 Shares
FIP Master Fund	783,267 Shares	9.70	-	783,267 Shares

(b)           See Item 5(a) above.

(c)           Within the last sixty days, the Reporting Persons consummated the following transactions:

(i)	The Investment Manager indirectly consummated the following transactions:
a. On August 10, 2010, each of the Direct Owners listed below purchased the number of Shares listed beside its name. All such purchases were made in the open market at a per share purchase price of $18.00.

1.	FIP III purchased 1,689 Shares;
2.	FIP IV purchased 440 Shares;

b. On August 11, 2010, each of the Direct Owners listed below purchased the number of Shares listed beside its name. All such purchases were made in the open market at a per share purchase price of $17.98.

1.	FIP III purchased 3,483 Shares;
2.	FIP IV purchased 920 Shares;
3.	FIP Master Fund purchased 8,790 Shares;

c. On August 12, 2010, each of the Direct Owners listed below purchased the number of Shares listed beside its name. All such purchases were made in the open market at a per share purchase price of $17.91.

1.	FIP III purchased 90 Shares;
2.	FIP Master Fund purchased 711 Shares;

d. On August 13, 2010, each of the Direct Owners listed below purchased the number of Shares listed beside its name. All such purchases were made in the open market at a per share purchase price of $18.01.

1.	FIP III purchased 50 Shares;
2.	FIP Master Fund purchased 375 Shares;

(ii)           On July 1, 2010, EDH acquired 650 Shares.  EDH, a director of the Issuer was issued 650 restricted shares of common stock of the Issuer pursuant to EDH’s election to receive the restricted shares in lieu of cash compensation as permitted under the Issuer’s 2008 Non-Employee Director Long Term Incentive Plan.

(d)           No persons (other than the Direct Owners) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Shares.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other persons with respect to any Shares of the Issuer, including but not limited to transfer or voting of any Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit CC – Joint Filing Agreement, dated August 13, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2010	ERIC D. HOVDE

Signed: /s/ Eric D. Hovde

STEVEN D. HOVDE

Signed: /s/ Steven D. Hovde

HOVDE CAPITAL ADVISORS LLC

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS MASTER FUND, L.P.

By: Hovde Capital I, LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member

Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of August 13, 2010, is by and among Eric D. Hovde, a citizen of the United States; Steven D. Hovde, a citizen of the United States; Hovde Capital Advisors LLC, a Delaware limited liability company; and Financial Institution Partners Master Fund, L.P., a Cayman Islands limited partnership (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of common stock, $0.01 par value per share, of ePlus inc. beneficially owned by them from time to time.  Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.  This Joint Filing Agreement may be terminated by any of the Filers upon two business days’ prior written notice (or such lesser period of notice as the Filers may mutually agree) to the other parties hereto.

Executed and delivered as of the date first above written.

ERIC D. HOVDE

Signed: /s/ Eric D. Hovde

STEVEN D. HOVDE

Signed: /s/ Steven D. Hovde

HOVDE CAPITAL ADVISORS LLC

Signed: /s/ Eric D. Hovde
Title: Managing Member

FINANCIAL INSTITUTION PARTNERS MASTER FUND, L.P.

By: Hovde Capital I, LLC
Its: General Partner

Signed: /s/ Eric D. Hovde
Title: Managing Member